NEWS RELEASE

Endeavour Announces Four New Appointments to
Operations Team in Mexico

Vancouver, Canada – December 3, 2007 - Endeavour Silver Corp. (EDR: TSX, EXK: AMEX, EJD: DBFrankfurt) is pleased to announce four new appointments to its operations team in Mexico.

Fernand Rondeau has been appointed Mine Manager of the Bolanitos Mines Project, located in the district of Guanajuato, Guanajuato State, Mexico, effective as of November 12, 2007. Mr. Rondeau, a Canadian, is a career miner who brings to Endeavour over 48 years of experience in underground mining. Most recently, Fern was Mine Superintendent of the Isadora Gold Mine in Venezuela from 2004 to 2007 for Hecla Mining Co.

Mr. Rondeau worked previously in several mining positions of seniority including Production Superintendent for Hecla in Venezuela, Project Superintendent for Kilborn Engineering in Peru, and Shift Superintendent for SNC Lavalin in Canada. Fern speaks fluent Spanish and has relocated to Guanajuato to improve productivity at Endeavours’ mining operations and to direct the mine expansion program at Bolanitos.

Nelson Peña joins Endeavour as Senior Engineer, Mine Planning, commencing on November 30, 2007. Mr. Peña is a mining engineer from Chile who has more than 20 years experience in underground mine engineering, construction and operations. Most recently, Nelson was Chief Mine Contractor for RINASA in Chile, from 2006 to 2007, responsible for all underground mine development at the Caserones Project.

Prior to RINASA, Mr. Peña held several positions of responsibility, from Mine Contractor to Chief Planning Engineer to Mine Superintendent at the La Camorra underground gold mine in Venezuela for Hecla Mining from 1998 to 2005, and Monarch Resources from 1993 to 1998. Nelson speaks English and is relocating to Durango, Mexico to direct all of Endeavour’s mine planning and engineering services in Mexico.

Miguel Lampson has been appointed Chief Mine Geologist of the Bolanitos Mines Project in Guanajuato, effective January 1, 2008. Mr. Lampson, a Nicaraguan, is a professional geologist with 12 years experience in mineral exploration on both surface and underground projects. Miguel was most recently Chief Mine Geologist for Breakwater Resources at the El Mochito underground zinc mine in Honduras, where he was responsible for all underground mine exploration and production ore grade control.

Mr. Lampson previously supervised mineral exploration programs for gold, silver and copper deposits in Honduras and Nicaragua for such companies as Minera Nueva Esperanza, Greenstone Resources and Hemco Bonanza. Miguel speaks fluent English and is relocating to Guanajuato direct Endeavour’s mine exploration and production ore grade control program at Bolanitos.

Francisco Gameros has been appointed Financial Controller of Endeavours’ Mexican operations, based in Durango City, Durango State, Mexico, effective as of October 15, 2007. Mr. Gameros, a Mexican national, is a public accountant with an MBA degree who has extensive knowledge and experience in financial controls and operations, as well as an audit background for foreign companies working in Mexico.

Most recently, Francisco was finance manager for Alphabet de Mexico SA de CV, a manufacturing company with 1500 employees in Chihuahua. Prior to that, he held positions of Controller for NADCO and Circuitos de Chihuahua and auditor and tax advisor for Deloitte & Touche and Coopers & Lybrand. Francisco speaks fluent English and has relocated to Durango to direct Endeavour’s financial and administrative functions in Mexico.

Godfrey Walton, President and COO, commented, “We would like to welcome Fern, Nelson, Miguel and Francisco to the Endeavour team. They bring a wealth of operating experience to the Company that should help facilitate our growth as we continue to expand and improve our operations.”

Endeavour Silver Corp. (EDR: TSX, EXK: AMEX, EJD: DBFrankfurt) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour’s two operating mines, Guanacevi in Durango and Bolanitos in Guanajuato, coupled with the Company’s aggressive acquisition and exploration programs in Mexico, should enable Endeavour to join the ranks of top primary silver producers worldwide.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford Cooke"

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, M.Sc., P.Geo., President and COO is the Qualified Person for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.